BIOLASE, Inc.

27042 Towne Centre Drive, Suite 270

Lake Forest, California 92610

(949) 361-1200

September 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention Jane Park

Re:	BIOLASE, Inc.

Registration Statement on Form S-1, as amended

File No: 333-273372

Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On September 6, 2023, BIOLASE, Inc. (the “Registrant”) submitted a letter to the Staff of the U.S. Securities and Exchange Commission that requested acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-273372) (the “Registration Statement”), so that it would become effective at 5:00 p.m. Eastern Time, on Thursday, September 7, 2023, or as soon thereafter as practicable. We hereby withdraw such request.

The Registrant intends to file Amendment No. 5 to the Registration Statement as promptly as possible after the date hereof. Please do not hesitate to contact the Registrant’s counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Blank Rome LLP with any questions you may have concerning this request. Ms. Marlow can be reached at (212) 885-5358 and Mr. Egan can be reached at (212) 885-5346.

Very truly yours,

BIOLASE, INC.

By:	/s/ John R. Beaver
Name: John R. Beaver Title: Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP

Patrick J. Egan, Esq., Blank Rome LLP